AMENDMENT

ATRICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION

OF

VOLU-SOL REAGENTS COPORATION

Pursuant to and in accordance with the provisions of Section 16-10a-1006 of the Utah Revised Business Corporation Act, as amended (“the Act”), the undersigned, Volu-Sol Reagents Corporation (the “Corporation”); hereby declares and certifies as follows:

FIRST:                      The name of the Corporation is Volu-Sol Reagents Corporation

SECOND:                Article V of the Articles of Incorporation is hereby amended to read in its entirety as follows:

ARTICLE V
(Capitalization)

1.
The number of shares the Corporation is authorized to issue is 50,000,000 shares of common stock and 10,000,000 shares of preferred stock.  All shares of stock authorized hereunder shall have no par value.  The board of directors of the Corporation shall, without further vote or action of the shareholders of the Corporation, have the authority to issue the capital stock of the Corporation and shall have the authority to amend the articles of incorporation without the vote or other action of the shareholders so as to fix the rights, preferences, privileges, and restrictions, including dividend rights, dividend rates, conversion liquidation preferences, the number of shares constituting any additional class or series, and the designation of such class or series, all to the fullest extent permitted under Section 16-10a-602 of outstanding, if any, the common stock shall have unlimited voting rights as provided in the Act and shall be entitled to receive the net assets of the Corporation upon dissolution.

2.
Effective 12:01 AM on February 27, 2007 (the “Effective Time”) each share of the Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time (“Old Common Stock”) shall automatically be converted, without any action on the part of the holder thereof, into 8.33333 shares of fully paid and no assessable Common Stock of the Corporation (“New Common Stock”), subject to the treatment of fractional shares interests described below.

3.
No fractional shares of Common Stock of the Corporation shall be issued.  No shareholder of the Corporation shall transfer any fractional shares of Common Stock of the Corporation.  The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock of the Corporation.  In lieu of the issuance of any fractional share that would result from paragraph (2) above, the Corporation shall issue to any shareholder that would otherwise receive fractional shares one whole share, the additional share thereby issued being taken from authorized but theretofore unissued shares of Common Stock of the Corporation.

THIRD:                    The forgoing amendment to Article V was adopted on February 16, 2007.

FOURTH:                This amendment specified above was adopted on February 16, 2007 by Action by Unanimous Written Consent of the Board of Directors of the Corporation, in accordance with the requirements of the Act and the Bylaws of the Corporation.  In addition, on February 16, 2007, such amendment specified above was approved by Action by Written Consent of the Shareholders of the Corporation.

IN WITNESS WHEREOF, this Amendment to the Articles of Incorporation of the Corporation is executed as of the 16th day of February, 2007

VOLU-SOL Reagents Corporation
a Utah Corporation

By: /s/ David Derrick
Name: David Derrick
Title: President